April 28, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Jacob Sandoval

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-191925)

Dear Ms. Dobelbower and Mr. Sandoval:

On behalf of FS Investment Corporation III (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on April 22, 2016 and April 25, 2016 regarding the Company’s Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-191925) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. All page references are to page numbers in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 6 to Registration Statement on Form N-2, filed by the Company on April 28, 2016 (the “Revised Registration Statement”).

Outside Cover Page

1. The eighth bullet refers to a share repurchase program. Please include the frequency that shares will be repurchased and how many shares will be eligible for repurchase under the share repurchase program.

The Company accepts the Staff’s comment and has revised the disclosure on the cover page of the Revised Registration Statement to read as follows:

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“We have implemented a share repurchase program pursuant to which we intend to conduct quarterly repurchases of a limited number of outstanding shares of our common stock. We intend to limit repurchases during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive under our distribution reinvestment plan. In addition, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter. In addition, any such repurchases may be at a price which is less than what you paid for the shares being repurchased.”

2. The table on the cover page discloses the Price to Public and Sales Load pre-IBD Channel closing. Please delete those line items in the table and the corresponding footnotes.

The Company accepts the Staff’s comment and has deleted the disclosure on the cover page of the Revised Registration Statement accordingly.

Prospectus Summary

FS Investment Corporation III, Page 2

3. In the seventh paragraph, the disclosure states that the co-investment exemptive order that the SEC has granted on June 4, 2013 (“Order”) does not include GSO / Blackstone Debt Funds Management LLC (“GDFM”) and its affiliates and that the Company will be permitted to co-invest with GDFM and its affiliates “only in accordance with existing regulatory guidance.” Please describe in plain English what is meant by “only in accordance with existing regulatory guidance.”

The Company respectfully submits that under existing regulatory guidance, the Company is permitted to co-invest with GDFM and its affiliates in transactions where price is the only negotiated term. The Company has revised the noted disclosure in the Revised Registration Statement to read as follows:

“Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).”

4. In the ninth paragraph, the disclosure states that the Company currently intends to offer to repurchase shares of its common stock at “a price equal to the Institutional offering

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price in effect on the date of repurchase (which price is equal to 90% of what the public offering price would have been on the date of repurchase had we not closed the IBD Channel in February 2016).” Please clarify what is meant by this parenthetical and what the 90% price is referring to.

The parenthetical was added to facilitate a comparison of the repurchase price calculation for the Institutional Channel to the repurchase price calculation for the IBD Channel, in order to illustrate that there is no difference in the repurchase prices for shares purchased through the Institutional Channel and the IBD Channel.

The Company does not believe that this disclosure is necessary and has revised the disclosure in each place in which it appears in the Revised Registration Statement to read as follows:

“We currently intend to offer to repurchase such shares of common stock on each date of repurchase at a price equal to the Institutional offering price in effect on the date of repurchase ~~(which price is equal to 90% of what the public offering price would have been on the date of repurchase had we not closed the IBD Channel in February 2016)~~.”

The Company has also revised similar disclosure, as it relates to the price at which the Company will issue shares pursuant to the Company’s distribution reinvestment plan, in each place in which it appears in the Revised Registration Statement to read as follows:

“In such case, your reinvested distributions will purchase shares at a price equal to the Institutional offering price in effect on the date of issuance ~~(which price is equal to 90% of what the public offering price would have been on the date of repurchase had we not closed the IBD Channel in February 2016)~~, and such price may represent a premium to our net asset value per share.”

Status of Our Continuous Public Offering, Page 4

5. The Company states in the table that the average price per share for the first quarter of the fiscal year ended December 31, 2016, through March 1, 2016, is $8.626. Please supplementally explain how this figure was determined.

The Company respectfully submits that the average price per share for the first quarter of the fiscal year ended December 31, 2016, through March 1, 2016, was determined by taking the gross proceeds received from the sales of shares of the Company’s common stock in the continuous public offering, divided by the total number of shares sold in the offering during the period. As described in footnote 2 to the table, all shares sold in the first quarter of the fiscal year ended December 31, 2016 (through March 1, 2016), were sold at prices between $7.88 and $9.05 per share, depending on the offering price then in effect and the amount of discounts or selling commissions and dealer manager fees waived by the Company or the dealer manager.

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Portfolio Update, Page 5

6. The Company states that, based on its regular weekly cash distribution amount and the Institutional offering price, the annualized distribution rate to stockholders as of December 31, 2015 was 8.59%. Please supplementally clarify whether there were different prices for Institutional shares before and after December 31, 2015 and whether sales were taking place after December 31, 2015. If so, please clarify at what price.

The Company respectfully submits that before the closing of the IBD Channel in February 2016, the dealer manager had the discretion to charge a reduced rate for selling commissions and dealer manager fees, or to waive them entirely (as disclosed on page 233 of the Registration Statement in the “Plan of Distribution” section). As a consequence, before the closing of the IBD Channel, shares were sold at various prices to purchasers in both the IBD Channel and the Institutional Channel. The Institutional offering price, which does not include any selling commissions or dealer manager fees, is the only price at which shares have been sold in the Company’s continuous public offering after the closing of the IBD Channel.

Plan of Distribution, Page 16

7. The Company discloses in the table prior adjustments made to its per share Institutional offering price. Please consider including the public offering price per share in addition to the adjusted offering price per share that shows the Institutional offering price.

The Company respectfully submits that shares are currently being sold in its continuous public offering only at the Institutional offering price, which does not include any selling commissions or dealer manager fees. The Company believes that providing historical public offering prices per share (which included a sales load equal to 10% of the public offering prices) would provide no relevant information to potential investors, and could potentially confuse potential investors.

Advisory Fees, Page 20

8. The disclosure states that FSIC III Advisor, LLC (“FSIC III Advisor”) has agreed, effective one year following the IBD Channel closing, to waive a portion of the base management fee so that the fee received equals 1.75% of the Company’s average weekly gross assets. Please supplementally explain if the waived portion of the base management fee is subject to recoupment and, if so, what are the terms of the recoupment.

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The Company respectfully submits that the waiver of the portion of the base management fee by FSIC III Advisor, effective one year following the closing of the IBD channel, is not subject to recoupment.

Risk Factors

Risks related to Our Continuous Public Offering and an Investment in Our Common Shares, Page 38

9. The risk factor “Only a limited number of shares may be repurchased pursuant to our share repurchase program and you may not be able to sell all your shares under our share repurchase program or recover the amount of your investment in those shares” states that any shares repurchased may be repurchased at a price which is less than the purchase price you paid for the shares being repurchased. Please consider returning to the previous disclosure that states shares repurchased pursuant to our share repurchase program may be purchased at a “significant discount from” the purchase price you paid for the shares being repurchased.

The Company respectfully submits that the current disclosure is appropriate. The Institutional offering price, which does not include any selling commissions or dealer manager fees, is the only price at which shares are currently being sold in the Company’s continuous public offering. Shares currently being sold in the Company’s continuous public offering will be repurchased under the Company’s share repurchase program at the Institutional offering price in effect at the time of repurchase. Previously, when shares were sold to investors through the IBD Channel, the public offering price included a sales load of up to 10% of the public offering price and repurchases under the share repurchase program would therefore take place at a discount of 10% from the public offering price in effect at the time of repurchase. The Company believed it was appropriate to describe this 10% discount, plus any potential fluctuations due to changes in the public offering price as a result of changes in the Company’s net asset value, as a “significant discount.” Although future repurchase prices may be less than the Institutional offering price an investor paid for shares due to the Institutional offering price changing as a result of changes in the Company’s net asset value, future repurchase prices will not be subject to an automatic discount of up to 10% from the price at which such investor purchased shares upon a repurchase. Therefore, the Company believes its current disclosure is accurate.

10. Please provide in the risk factor “We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe,” that in the absence of exemptive relief, the Company is permitted to co-invest with GDFM and its affiliates where price is the only negotiated term.

Marianne Dobelbower, Esq. Jacob Sandoval April 28, 2016 Page 6

The Company accepts the Staff’s comment and has included the following underlined disclosure in the Revised Registration Statement as a parenthetical in the second paragraph thereof:

“Moreover, because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we are permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term) and the allocation policies of FSIC III Advisor, GDFM and their respective affiliates.”

Risks Related to Our Investments, Page 42

11. Please consider setting off the last paragraph in the risk factor “Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment” with the header, “Below Investment Grade Risk.”

The Company accepts the Staff’s comment to include the requested header and has added the following underlined language at the beginning of the paragraph of the related risk factor on page 42 of the Revised Registration Statement, as follows:

“Below Investment Grade Risk. In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.”

12. The Staff notes that the Company has entered into a total return swap and refers the Company to SEC Release No. IC-31933 “Use of Derivatives by Registered Investment Companies and Business Development Companies.” Please be advised that the Commission may issue guidance related to the use of derivatives by business development companies.

The Company acknowledges the Staff’s comment and SEC Release No. IC-31933 “Use of Derivatives by Registered Investment Companies and Business Development Companies” and is aware that the Commission may issue guidance relating to its use of derivatives.

13. The disclosure states that the Company may, from time to time, enter into credit default swaps or other derivative transactions. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

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•	be in plain English;

•	identify specifically the derivatives in which the fund intends to invest as part of its principal investment strategy;

•	be tailored to the fund’s specific use of derivatives, the extent of their use, and their related risks;

•	provide investors with a specific risk profile of the fund’s derivatives investments, rather than a list of risks of various derivative strategies;

•	explain the purpose of the fund’s derivatives trading;

•	address the degree of economic exposure (not just the amount invested).

Please also note that the letter also provides that this disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Company’s actual use of derivatives.

The Company respectfully submits that it has no current plan to invest in derivatives besides the current total return swap with Citibank, N.A. The Company anticipates that any use of derivatives in the future would primarily be as a substitute for investing in conventional securities. The Company respectfully submits that it describes the risks applicable to the current total return swap in the risk factor entitled “Risks Related to Our Investments—We have entered into a total return swap agreement which exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage” on page 47 of the Registration Statement and the risks generally applicable to the potential use of derivative instruments in the risk factor entitled “Risks Related to Our Investments—We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage” on page 49 of the Registration Statement. In addition, on page 147 of the Registration Statement, the Company discusses the derivatives in which it may potentially invest and the anticipated reasons for any use of derivatives.

The Company will continue to review and update its derivative-related disclosure (including corresponding risk disclosure), as applicable, in future filings, including in the event the Company intends to invest in derivatives other than total return swaps.

14. Please confirm that the Company’s assets satisfy the coverage requirements under the 1940 Act.

The Company confirms that it has “covered” its derivative positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable interpretations and guidance provided by the Commission, from time to time. The Company respectfully submits that it has disclosed this on page 96 of the Registration Statement regarding the Company’s total return swap with Citibank, N.A.

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Furthermore, the Company respectfully submits that it has no current plan to invest in other derivatives besides its current total return swap. The Company acknowledges that if it does invest in other derivatives, it must “set aside” (often referred to as “asset segregation”) liquid assets or engage in other measures to “cover” open positions with respect to certain kinds of derivative securities. For example, if the Company entered into a credit default swap as the seller of credit protection, it would segregate cash, cash equivalents or highly-liquid securities with a value equal to the notional amount of protection sold under credit default swap agreements. If the Company invested in other derivatives, it would “cover” its derivative positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable interpretations and guidance provided by the Commission, from time to time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, Page 92

15. Please represent to us that the Company has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company represents that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments. As of December 31, 2015, the Company’s total unfunded commitments were $268,612,000, of which $267,776,000 were unfunded loan commitments and $836,000 were unfunded equity/other commitments. As of December 31, 2015, the Company had $54,473,000 of unencumbered cash on hand at the Company level, $110,345,000 in available borrowings, subject to borrowing base and other limitations, and $282,723,000 of broadly syndicated investments that could be readily sold to create additional liquidity. As of December 31, 2015, the Company also had $114,746,000 in cash at the subsidiary level that was available to the Company, subject to the subsidiaries satisfying applicable collateral and other restrictions contained in the financing agreements to which they are parties.

Quantitative and Qualitative Disclosures About Market Risk, Page 116

16. The fourth paragraph states that the Company may use interest rate management techniques in an effort to minimize its exposure to interest rate fluctuations, including various interest rate hedging activities. Please supplementally explain what interest rate hedging techniques and any other risk management techniques the Company may use to minimize its exposure to interest rate fluctuations.

Marianne Dobelbower, Esq. Jacob Sandoval April 28, 2016 Page 9

The Company respectfully submits that it may use interest rate management techniques, including various interest rate hedging activities, under certain circumstances as permitted by the Investment Company Act of 1940, as amended, if it deems the use of any such techniques prudent. However, the Company has not used any interest rate management techniques or engaged in interest rate hedging activities to date and has no current plans to do so. Therefore, the Company does not believe it is appropriate to speculate as to what techniques it may use in the future, if such techniques are deemed prudent at that time.

Investment Objectives and Strategy

About FS Investment Corporation, Page 133; About FS Investment Corporation II, Page 136

17. Please revise the order of the subsections under the heading, “About FS Investment Corporation” and “About FS Investment Corporation II,” to make the subsection, “Use of Historical Performance Information” the first subsection of each and please clarify that the subsequent information therein relates to a separate fund and does not include performance information for the Company.

The Company accepts the Staff’s comment to reorder the subsections and has moved the following subsections so that they immediately follow “About FS Investment Corporation” on page 133 of the Revised Registration Statement and “About FS Investment Corporation II” on page 136 of the Revised Registration Statement.

Additionally, the Company has revised the subsections as follows:

“Use of Historical Performance Information of FS Investment Corporation

FS Investment Corporation is an affiliated BDC that is sponsored by Franklin Square Holdings, our sponsor. Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation, which invests primarily in the debt securities of private middle-market U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC III Advisor form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation. The historical performance data for FS Investment Corporation is provided to illustrate the past performance of personnel that form the investment and operations team of FSIC III Advisor in managing a fund substantially similar to the Company. The historical performance data for FS Investment Corporation included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation to its investment

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adviser. Such performance data of FS Investment Corporation is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Investment Corporation, our actual performance may differ significantly from the past performance of FS Investment Corporation. The timing and amount of any distributions to stockholders we may make are subject to applicable legal restrictions and the sole discretion of our board of directors.”

“Use of Historical Performance Information of FS Investment Corporation II

FS Investment Corporation II is an affiliated BDC that is sponsored by Franklin Square Holdings, our sponsor. Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation II, which invests primarily in the debt securities of private middle-market U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC III Advisor form the investment and operations team of FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II. The historical performance data for FS Investment Corporation II is provided to illustrate the past performance of personnel that form the investment and operations team of FSIC III Advisor in managing a fund substantially similar to the Company. The historical performance data for FS Investment Corporation II included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation II to its investment adviser. Such performance data of FS Investment Corporation II is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Investment Corporation II, our actual performance may differ significantly from the past performance of FS Investment Corporation II. The timing and amount of any distributions to stockholders we may make are subject to applicable legal restrictions and the sole discretion of our board of directors.”

Portfolio Management

GDFM Potential Conflicts of Interest, Page 173

18. The disclosure uses two defined terms, “Other GSO accounts” and “Other Accounts,” to describe other clients, funds and accounts that GDFM may provide investment advisory or sub-advisory services to while providing those same services to FSIC III Advisor. Please confirm whether these terms have the same meaning within the disclosure and clarify the disclosure accordingly.

The Company respectfully submits that the defined term “Other GSO Accounts” is in reference to the other clients, funds and accounts that GDFM, alone, may provide investment advisory and

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sub-advisory services to in addition to the services it provides to FSIC III Advisor. The defined term, “Other Accounts,” references not only the other clients, funds and accounts, besides FSIC III Advisor, that GDFM may provide investment advisory and sub-advisory services to, but also includes other clients, funds and accounts that Blackstone or its affiliates provide investment management services to. Therefore, “Other Accounts” is a broader term and separate from “Other GSO Accounts,” but includes “Other GSO Accounts.”

Portfolio Companies, Page 179

19. Instruction 2 to Item 8.6(a) of Form N-2 requires a business development company to disclose the nature of the business of each portfolio company, including, where the investment represents 5% or more of the company’s total assets, “the competitive conditions of the business of the company; its market share; dependence on a single or small number of customers; importance to it of any patents, trademarks, licenses, franchises, or concessions held; key operating personnel; and particular vulnerability to changes in government regulation, interest rates, or technology.” Please confirm if the Company’s investment in Aeneas Buyer Corp. represents 5% or more of the Company’s total assets. If so, please provide a more detailed description of the nature of the business per Instruction 2 to Item 8.6(a) of Form N-2.

The Company respectfully submits that as of December 31, 2015, its investments in Aeneas Buyer Corp. did not represent 5% or more of the fair value of the Company’s total assets. As of December 31, 2015, the fair value of the Company’s investments in Aeneas Buyer Corp. was $134,000,000 and totaled 4.38% of the fair value of the Company’s total assets based on a fair value of its total assets of $3,058,486,000 as of December 31, 2015. As noted in the Company’s Consolidated Schedule of Investments as of December 31, 2015 included in the Registration Statement, as of December 31, 2015, the Company also had two unfunded senior secured loan investments in Aeneas Buyer Corp with an aggregate unfunded commitment of $27,200,000, which unfunded commitment amount the Company did not include in its calculation to determine its reporting obligations pursuant to Instruction 2 to Item 8.6(a) of Form N-2.

Investment Advisory and Administrative Services Agreement

Overview of FSIC III Advisor—Base Management Fee, Page 190

20. The disclosure states that all or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FSIC III Advisor shall determine. Please supplementally explain whether there is any limit on how long FSIC III Advisor may defer the base management fee before taking any such deferred base management fee.

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The Company respectfully submits that the form of amended and restated investment advisory and administrative services agreement, by and between the Company and FSIC III Advisor, expressly provides in Section 3(a) therein that FSIC III Advisor must take any deferred base management fee prior to the occurrence of a “liquidity event,” as described on pages 20, 33, 37 and 238 of the Registration Statement. As disclosed in the Registration Statement, the Company intends to seek to complete a liquidity event within five years following the completion of its offering stage.

Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement, Page 198

21. Please consider whether additional disclosure is necessary regarding the board of directors’ basis for the approval of the investment advisory and administrative services agreement and the investment sub-advisory agreement. See Instructions 6.e and 6.f to Item 24 of Form N-2.

The Company respectfully submits that Instructions 6.e and 6.f to Item 24 of Form N-2 do not apply to a business development company because business development companies do not provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the 1940 Act and the rules promulgated thereunder. The Company has reviewed the cited disclosure with counsel and believes it to be adequate under applicable Commission guidance and industry practice for BDCs.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Marianne Dobelbower, Esq. Jacob Sandoval April 28, 2016 Page 13

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephanie Hui Laura Hatch Christina DiAngelo Fettig Tony Burak U.S. Securities and Exchange Commission Stephen Sypherd FS Investment Corporation III